4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE RAISES US$25 MILLION IN PRIVATE PLACEMENT

WINNIPEG, Manitoba - (May 5, 2006) Medicure Inc. (TSX:MPH/Amex: MCU), a cardiovascular drug discovery and development company, today announced that it has entered into Securities Purchase Agreements (the “Agreements”) with U.S. and European institutional investors raising total gross proceeds of approximately US$25 million. Under terms of the Agreements, Medicure intends to issue approximately 16 million common shares at a price of US$1.60, together with warrants, to purchase approximately 4 million additional common shares. The warrants have a five year term and an exercise price of US$2.10. The private placement is expected to close in the next several days and is subject to the approval of the Toronto Stock Exchange and the American Stock Exchange and other customary closing conditions.

Proceeds of the private placement will be used to help fund the ongoing development of Medicure’s lead clinical products, MC-1 and MC-4232 as well as for general corporate purposes.

Deutsche Bank Securities Inc. acted as the lead placement agent and Needham & Company, LLC, GMP Securities L.P. and Versant Partners Inc. served as co-placement agents for the transaction.

“We were extremely pleased with the degree of U.S. institutional interest exhibited in this placement, and are delighted to welcome a number of new high quality investors as Medicure shareholders,” commented Medicure’s President and CEO, Albert D. Friesen, PhD. “We remain committed to advancing our partnership discussions for the development of MC-1. The proceeds of this financing provides us with the flexibility to proceed with the single Phase III MEND-CABG study with MC-1.”

The securities offered were not registered under the Securities Act but were sold to institutional accredited investors on a private-placement basis pursuant to the exemption from registration contained in Regulation D under the Securities Act. Medicure Inc. has agreed to qualify the resale of the common shares issued under the private placement by filing a prospectus in certain provinces of Canada and to register such securities under the Securities Act of 1933, as amended (the “Securities Act”).

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale would be unlawful.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

  Cardiovascular focused pipeline: a global market of over US $70 billion
  Two drugs - MC-1 & MC-4232 – in late stage clinical development
  Four positive Phase II trials completed
  FDA Fast Track designation for MC-1
  Unique products addressing major, inadequately served markets
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com